March 4, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jaime G. John, Branch Chief

Re:                        Ares Commercial Real Estate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 1-35517

Dear Ms. John:

This letter sets forth the responses to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated February 18, 2015 relating to the above-referenced filing (the “10-K”).

Set forth below is the comment of the Staff contained in the Staff’s letter and immediately below the comment is the response with respect thereto and the location in the relevant filing of the requested disclosure.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-4

1.              We note in your response to prior comment 1 of our letter dated January 27, 2015 that you elected to use the proceeds from the convertible notes to repay outstanding amounts under your secured funding agreements. Therefore, please revise your presentation of net interest margin in future filings to reflect the interest associated with this convertible debt.

Response: In response to the Staff’s comment, the Company will revise its presentation of net interest margin in future filings to include the interest expense associated with the convertible notes in “Interest Expense” within the consolidated statements of operations.

The Company understands that:

(a)                                 the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (202) 721-6111 if you have any additional questions or require any additional information.

Very truly yours,

/s/Tae-Sik Yoon
Tae-Sik Yoon
Chief Financial Officer

Enclosures

cc:                                Todd Schuster, Ares Commercial Real Estate Corporation

Michael Weiner, Ares Commercial Real Estate Corporation

Anton Feingold, Ares Commercial Real Estate Corporation

Monica J. Shilling, Proskauer Rose LLP